SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        PharmaKinetics Laboratories, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)

                                 717131 10 6
                        -----------------------------

                                 (CUSIP Number)

                                Michael F. Price
                       1180 Larger Cross Rd, P.O. Box 434
                           Far Hills, New Jersey 07931
                                (973) 912-2060

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      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                              December 23, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.| | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael F. Price
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) X
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                                           7 SOLE VOTING POWER
                                                             2,916,600
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                              8 SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      2,916,600**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,916,600**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         19.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

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Item 1.  Security and Issuer.

         This Statement relates to 2,916,600 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics Laboratories, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2. Identity and Background.

         Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by Michael F. Price (the "Reporting Person").

     The Reporting Person is a citizen of the United States whose residential address is: 1180 Larger Cross Road, P.O. Box 434, Far Hill, New Jersey 07931. The Reporting Person is President of Franklin Mutual Advisers Inc., a mutual fund company.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person has granted to Leslie B. Daniels, a citizen of the United States whose business address is CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153 ("Daniels"), a Limited Power of Attorney (the "Power of Attorney") authorizing Daniels to execute and file this Statement on behalf of the Reporting Person. The Power of Attorney is filed as an exhibit to this Statement.

Item 3. Source and Amount of Funds or Other Consideration.

         The source of funds used to purchase the securities will consist of personal funds of the Reporting Person. The aggregate amount of funds required to purchase the Shares and Warrants (as those terms are defined in Item 4) being acquired by the Reporting Person is $1 million. The aggregate exercise price of the Warrants being acquired by the Reporting Person is $1.5 million.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company by the Reporting Person is for investment. Except as discussed in this Item 4, the Reporting Person currently has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

         On December 4, 1997, CAI Advisors & Co. ("CAI"), Aster-Cephac S.A. ("Aster-Cephac"), and the Company entered into a Preferred Share and Warrant Purchase Agreement (such agreement, along with the schedules thereto, the "Purchase Agreement") pursuant to which CAI and Aster-Cephac agreed to purchase an aggregate of 833,300 shares of the Company's Class A Convertible Preferred Stock convertible into 8,333,000 shares of Common Stock (the "Shares") and warrants to purchase an aggregate of 6,250,000 shares of Common Stock at an exercise price of $1.20 per share (the "Warrants"). Under the Purchase Agreement, CAI was obligated to purchase 666,640 Shares and Warrants to purchase 5,000,000 shares of Common Stock, and Aster-Cephac was obligated to purchase 166,660 Shares and

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Warrants to purchase 1,250,000 shares of Common Stock. The terms of the Purchase
Agreement are described below in this Item 4.

         Pursuant to the Purchase Agreement, CAI assigned to the Reporting Person the right to acquire 166,660 Shares and Warrants to purchase 1,250,000 shares of Common Stock. The Reporting Person is filing this Statement to reflect the assignment of such rights and the acquisition such Shares and Warrants. The assignment agreement (the "Assignment Agreement") pursuant to which CAI assigned its rights under the Purchase Agreement is filed as an exhibit to this Statement.

         The Purchase Agreement provides that the Shares may be converted into Common Stock at any time at the option of the holders and that holders will be entitled to vote on all matters submitted to a vote of the holders of the Common Stock and will be entitled to that number of votes equal to the number of shares of Common Stock into which their Shares could be converted. In addition, so long as the Conversion Shares (as hereinafter defined) constitute at least 10% of the Total Shares Outstanding (as hereinafter defined), holders of the Shares, voting as a separate class, will have the right to elect that number of Directors to the Board of Directors of the Company that bears the same proportion to the total number of directors on the Board as the Conversion Shares bear to the Total Shares Outstanding. So long as the Conversion Shares constitute at least 35% of the Total Shares Outstanding, the holders of the Shares will have the right to elect at least 50% of the Board members. "Conversion Shares" is defined as the number of shares of Common Stock into which the Shares could be converted plus the number of shares of Common Stock owned by CAI, Aster-Cephac, their affiliates and certain assignees, regardless of how or when acquired. "Total Shares Outstanding" is defined as the Company's outstanding Common Stock, plus the number of shares of Common Stock into which the Shares could be converted. Holders of the Shares also will have certain anti-dilution, dividend and liquidation rights. For a complete description of the terms of the Shares, see
Schedule 1.1B to the Purchase Agreement, "Description and Designation of Class A Convertible Preferred Stock," filed as an exhibit hereto.

         The Purchase Agreement provides that the Warrants will not be not exercisable until the Company files an amendment to its charter increasing the number of shares of Common Stock that it is authorized to issue. Thereafter, the Warrants will be exercisable at any time until December 2000. For a complete description of the terms of the Warrants, see Schedule 1.1C to the Purchase Agreement, "Form of Warrant," filed as an exhibit hereto.

         In addition, the Purchase Agreement provides that in the event that the Company has not by April 30, 1998 filed an amended charter increasing the number of shares that it is authorized to issue and reserved such shares for issuance upon exercise of the Warrants, then the Warrants will be cancelled and the Company will, for no additional consideration, issue to the Reporting Person warrants to purchase an aggregate of 550,000 shares of Common Stock at an exercise price of $.60 per share and otherwise having terms substantially identical to the terms of the Warrants. The Purchase Agreement further provides that the Common Stock underlying the Shares and the Warrants will have certain registration rights and that the Company will enter into a technology sharing agreement with Aster-Cephac. See Schedules 5.2 and 5.3 to the Purchase Agreement, "Form of Registration Rights Agreement" and "Form of Technology Sharing Agreement," filed as exhibits hereto.

Item 5. Interest in Securities of the Company.

         In accordance with Rules 13d-3(d)(1)(i) and 13d-5(b)(1) under the Securities Act of 1933, as amended, the Reporting Person may be deemed to beneficially own an aggregate of 2,916,600 shares of Common Stock, or approximately 19.3% of the Company's outstanding Common Stock. The Reporting Person will have the right to acquire 1,666,600 shares of Common Stock, or approximately 11% of the Company's outstanding Common Stock, based upon his ownership of Shares, and the right to acquire

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


1,250,000 shares of Common Stock, or approximately 8.3% of the Company's outstanding Common Stock, based upon his ownership of Warrants. Other than as described in this Statement, the Reporting Person has not purchased any of the Company's securities during the past sixty days. The Reporting Person has purchased Shares and Warrants solely for his own account, and not on behalf of or as an officer of any other entity, including Franklin Mutual Advisers Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         None except as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

         The Purchase Agreement, certain schedules thereto, the Assignment Agreement, and the Power of Attorney are filed as exhibits to this Statement.



                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that he has executed this Statement as the authorized representative of the Reporting Person and that the information set forth in this Statement is true, complete and correct.


Date: January 9, 1998


                                /s/ LESLIE B. DANIELS
                               Leslie B. Daniels,
                        as Representative of Michal F. Price



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